Filed Pursuant to Rule 424(b)(3)
Registration No. 333-189891

COLE CREDIT PROPERTY TRUST V, INC.
SUPPLEMENT NO. 15 DATED FEBRUARY 7, 2017
TO THE PROSPECTUS DATED APRIL 29, 2016
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust V, Inc. dated April 29, 2016, Supplement No. 11 dated November 18, 2016, which superseded and replaced all previous supplements to the prospectus, Supplement No. 12 dated December 7, 2016, Supplement No. 13 dated December 22, 2016, and Supplement No. 14 dated January 6, 2017. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust V, Inc.;
(2)	recent real property investments; and
(3)	an update to the biographical information for one of our executive officers.
OPERATING INFORMATION

Status of Our Public Offering
The registration statement for our initial public offering of $2,975,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission (SEC) on March 17, 2014 and was subsequently supplemented by a post-effective amendment to the registration statement declared effective on April 29, 2016. We are offering up to $2,500,000,000 in shares of common stock pursuant to our primary offering, consisting of two classes of shares: $1,375,000,000 in shares of Class A common stock (Class A Shares) and $1,125,000,000 in shares of Class T common stock (Class T Shares). We are also offering $475,000,000 in shares pursuant to our distribution reinvestment plan. We reserve the right to reallocate shares offered among the classes of shares and between our primary offering and our distribution reinvestment plan. During the month of January 2017, we accepted investors’ subscriptions for, and issued, a total of approximately 296,000 shares of our common stock in the offering, resulting in gross proceeds to us of approximately $7.6 million, consisting of approximately 262,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $6.8 million ($5.0 million in Class A Shares and $1.8 million in Class T Shares), and approximately 34,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $812,000. As of January 31, 2017, we had accepted investors’ subscriptions for, and issued, a total of approximately 13.2 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $329.2 million ($319.2 million in Class A Shares and $10.0 million in Class T Shares; including shares issued pursuant to our distribution reinvestment plan). As of January 31, 2017, approximately $2.7 billion in shares of our common stock remained available for sale in the offering.
As previously disclosed, we have filed a registration statement on Form S-11 under the Securities Act of 1933, as amended (Securities Act), for a follow-on offering of our Class A Shares and Class T Shares (Follow-on Offering). There is no guarantee that the Follow-on Offering will be declared effective by the SEC at any particular time, or at all. Unless earlier terminated by our board of directors, in their discretion, we will continue to offer shares in our initial public offering until the earlier of: (i) the date on which we have sold all shares registered under our initial public offering; (ii) the effective date of the registration statement for the Follow-on Offering; or (iii) September 13, 2017. If our board of directors determines to terminate our initial public offering earlier than the dates set forth above, we will notify stockholders by filing a supplement to the prospectus with the SEC. The initial public offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate the initial public offering at any time prior to the stated termination date.
PROSPECTUS UPDATES
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 15 of the prospectus and “Investment Objectives and Policies — Real Property Investments” beginning on page 119 of the prospectus, and describes activity that occurred subsequent to the activity as of December 31, 2016 previously disclosed in our prospectus, Supplement No. 11 dated November 18, 2016, Supplement No. 12 dated December 7, 2016, and Supplement No. 14 dated January 6, 2017 to our prospectus.

Description of Real Estate Investments
As of January 31, 2017, we, through separate wholly-owned limited liability companies of ours and our operating partnership, owned 116 properties, acquired for an aggregate purchase price of approximately $499.2 million, located in 31 states, consisting of nine multi-tenant and 107 single tenant properties, comprising approximately 2.5 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. We did not acquire any properties between January 1, 2017 and January 31, 2017. In general, our properties are acquired through the use of proceeds from our ongoing public offering and debt borrowings.

Management
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Management — Executive Officers and Directors” beginning on page 72 of the prospectus and supersedes and replaces the biographical information regarding Nathan D. DeBacker disclosed in Supplement No. 11 dated November 18, 2016 to our prospectus.
Nathan D. DeBacker has served as our chief financial officer and treasurer since August 2016. In addition, Mr. DeBacker serves in the following positions for certain other programs sponsored by Cole Capital:

Entity	Position(s)	Dates
CCPT IV; CCIT II; CCIT III; Cole Income NAV Strategy	Chief financial officer and treasurer	August 2016 — Present
Since August 2016, Mr. DeBacker has served as senior vice president and chief financial officer, Cole REITs, of VEREIT. From May 2014 until joining Cole Capital and its affiliates in August 2016, Mr. DeBacker was the principal at CFO Financial Services, LLC, a certified public accounting firm that provided accounting, payroll, tax, forecasting and planning, business valuation and investment advisory services to business organizations. Mr. DeBacker has not managed or otherwise provided any services with respect to any client accounts for CFO Financial Services, LLC since joining Cole Capital and its affiliates in August 2016. Mr. DeBacker currently has an ownership interest in the assets of CFO Financial Services, LLC, but is in the process of finalizing the sale of such assets. He will not resume providing any services with respect to CFO Financial Services, LLC while the sale is pending. Mr. DeBacker was also registered as an investment adviser representative with Archer Investment Corporation, an investment advisory firm that partners with accountants and CPAs to provide investment management solutions for their clients, from November 2015 until August 2016. From December 2005 until May 2014, Mr. DeBacker worked at Cole Capital and, following the merger with VEREIT, most recently served as vice president of real estate planning and analysis. From 2002 until 2005, Mr. DeBacker worked as an auditor for the independent public accounting firm of Ernst & Young LLP. Mr. DeBacker earned his bachelor’s degree in accounting from the University of Arizona and is a Certified Public Accountant in Arizona.

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